(Translation)

Exhibit 1.7

Liabilities Limitation Agreement

NOMURA HOLDINGS, INC. (the “Company”) and                     (the “Outside Director”) hereby agree to enter into the agreement provided for in Article 23, paragraph 2 of the Articles of Incorporation of the Company, pursuant to the provisions of the said paragraph.

Article 1

If the Outside Director becomes liable for damages to the Company pursuant to the provisions of Article 21-17, Paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code, for any reason attributable to its duty performed in good faith and without gross negligence as the outside director of the Company on or after the date of this Agreement, the liability of the Outside Director to the Company for such damages shall be limited to the higher of 20 million yen or the total of the amounts listed below:

(i) the amount two years’ worth of the highest amount of the amounts which the Outside Director has received or should receive from the Company as remunerations or other compensations for its duties for the business year to which the date of occurrence of such event causing such liability belongs or for each of previous years,

(ii) lower of the total amounts of the retirement allowance and any proprietary interest having the nature of such retirement allowance received by the Outside Director from the Company, or the amount calculated by dividing the said total amounts by the number of years of the Outside Director’s service as the outside director and multiplying such quotient by 2, and

(iii) if the Outside Director exercises the rights under Article 280-19, Paragraph 1 of the Commercial Code, issued by the Company pursuant to the resolution under Article 280-21, Paragraph 1 of the said code (the “Stock Options”) after assuming the position of the outside director, the amount calculated by multiplying the current price per share of the Company at the time of such exercise less the amount per share of the total amounts provided for in Article 280-20, Paragraph 4 of the said code by the number of shares issued or transferred as a substitution for the issuance, or if the Outside Director transfers the rights after assuming the position of the outside director, the amount calculated by multiplying the transfer value per share less the issue value per share provided for in Paragraph 2, Item 3 of the said Article by the number of the transferred rights.

Article 2

The Company may request the Outside Director to provide any information necessary to determine whether the Outside Director owes liabilities for damages and the upper amount of such liabilities set forth in Article 1 hereof.

Article 3

1.	If the Outside Director’s liability for damages is limited pursuant to Article 1 hereof, the Outside Director may not, without approval at the general meeting of shareholders of the Company, receive the total amounts of the retirement allowance and any proprietary interest having the nature of such retirement allowance, or exercise or transfer the Stock Options.

2.	When the Outside Director, the liability for damages of which is limited pursuant to Article 1 hereof, holds a certificate of stock acquisition warrant issued with respect to the Stock Option, the Outside Director shall be required to deposit such certificate to the Company without delay and may not demand the return of such certificate unless it obtains approval for the transfer thereof at the general meeting of shareholders of the Company.

Article 4

When the Outside Director becomes a director, operating officer or manager or any other employee operating the business of the Company or any subsidiary of the Company, this Agreement shall become invalid to the future.

Article 5

Any matter not stipulated herein shall be settled upon consultation between the parties hereto.

IN WITNESS WHEREOF, this Agreement shall be executed by the parties hereto in duplicate, affixing their respective signatures and seals, each party retains one copy thereof.

June 26, 2003

NOMURA HOLDINGS, INC.

/s/ NOBUYUKI KOGA
Nobuyuki Koga President & CEO

Name of Outside Director